FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2023

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated April 24, 2023, announcing that Intelsat Strengthens Strategic Partnership and Expands Service Capabilities with Significant Multimillion-Dollar Orders for Gilat's Multi-service Platforms and Terminals.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated April 24, 2023	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Intelsat Strengthens Strategic Partnership and Expands
Service Capabilities with Significant Multimillion-Dollar
Orders for Gilat's Multi-service Platforms and Terminals

Gilat's platforms to empower Intelsat with augmented capacity to upscale its In-Flight Connectivity and Cellular Backhaul services worldwide

Petah Tikva, Israel, April 24, 2023 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that Intelsat is strengthening its strategic partnership and expanding its In-Flight Connectivity (IFC) and Cellular Backhaul capabilities with significant multimillion dollar orders for Gilat's multi-service platforms and terminals.

Gilat's platforms will be used to empower Intelsat with augmented capacity in North America, Latin America, Africa, and Europe to serve additional aircraft and provide an enhanced user experience to passengers. It will also be used to enable Intelsat to support the expansion of managed services with mobile network operators (MNOs), providing additional coverage for satellite-based cellular backhauling.

"Thanks to Gilat, we're able to smoothly increase network capacity over multiple satellites, including IS-40e, IS-46, and E10B, to address the growing bandwidth demands for IFC, cellular backhaul and other applications in the Western Hemisphere, Africa, and Europe," said Jean-Philippe Gillet, SVP Global Sales, Network and Media at Intelsat. "Gilat’s platforms continue to distinguish themselves as an operationally-proven system that allows Intelsat to streamline IFC and cellular backhaul service fulfillment all over the world."

"We're proud to be able to work with Intelsat to deliver reliable, high-performance connectivity that helps them meet the growing demand for managed services capacity in multiple markets," said Amir Yafe, VP of Mobility & Global Accounts at Gilat. "We value our close partnership with Intelsat and are pleased to take part in this endeavor to further expand their IFC and cellular backhaul network capabilities with Gilat’s multi-service platforms."

About Intelsat
Intelsat’s global team of professionals is focused on providing seamless and secure, satellite-based communications to government, NGO and commercial customers through the company’s next-generation global network and managed services. Bridging the digital divide by operating one of the world’s largest and most advanced satellite fleet and connectivity infrastructures, Intelsat enables people and their tools to speak over oceans, see across continents and listen through the skies to communicate, cooperate and coexist. Since its founding six decades ago, the company has been synonymous with satellite-industry “firsts” in service to its customers and the planet. Leaning on a legacy of innovation and focusing on addressing a new generation of challenges Intelsat team members now have their sights on the “next firsts” in space as they disrupt the field and lead in the digital transformation of the industry.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive end-to-end solutions and services, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high value solutions, our portfolio is comprised of a cloud-based platform and high performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com